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                                                                                                           EXHIBIT 12
                                     APPALACHIAN POWER COMPANY
                  Computation of Consolidated Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                                Year Ended December 31,
                                                                   1994      1995        1996       1997       1998
     Fixed Charges:
       Interest on First Mortgage Bonds. . . . . . . . . . .     $ 75,815    $ 80,777   $ 82,082   $ 81,009  $ 72,057
       Interest on Other Long-term Debt. . . . . . . . . . .       16,415      16,404     18,025     28,163    40,642
       Interest on Short-term Debt . . . . . . . . . . . . .        3,366       5,119      3,639      4,569     4,245
       Miscellaneous Interest Charges. . . . . . . . . . . .        3,913       5,323      7,327      6,857    11,470
       Estimated Interest Element in Lease Rentals . . . . .        7,700       7,000      6,600      6,000     5,900

            Total Fixed Charges. . . . . . . . . . . . . . .     $107,209    $114,623   $117,673   $126,598  $134,314

     Earnings:
       Net Income. . . . . . . . . . . . . . . . . . . . . .     $102,345    $115,900   $133,689   $120,514  $ 93,330
       Plus Federal Income Taxes . . . . . . . . . . . . . .       39,599      53,355     65,801     54,835    43,941
       Plus State Income Taxes . . . . . . . . . . . . . . .        5,910       7,273     10,180      8,109     6,845
       Plus Fixed Charges (as above) . . . . . . . . . . . .      107,209     114,623    117,673    126,598   134,314

            Total Earnings . . . . . . . . . . . . . . . . .     $255,063    $291,151   $327,343   $310,056  $278,430

     Ratio of Earnings to Fixed Charges. . . . . . . . . . .         2.37        2.54       2.78       2.44      2.07
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